POWER OF ATTORNEY AND PROXY

The undersigned, as beneficial owner of shares of Hello Group Inc. (the "***Company***"), hereby appoints Mr. Tang Yan (PRC ID No. [   ]) (the "***Attorney***"), without power of substitution, as the undersigned's sole and exclusive proxy and attorney-in-fact, and grants the Attorney full authority, at its absolute discretion, to take the following actions to the fullest extent that the undersigned would be entitled to act so (this "***Power of Attorney and Proxy***"):

(i)   cause any number of shares of the Company beneficially owned by the undersigned and any other shares or securities issued or distributed in respect thereto or in substitution or exchange thereof, at any time and from time to time, as may be adjusted (collectively, the "***Shares***"), to be counted as present at any and all general, special or class meetings of the Company's shareholders, however called (the "***Shareholders Meetings***" and each a "***Shareholders Meeting***");

(ii)   represent the undersigned and vote in the undersigned's name at any and all Shareholders Meetings in respect of the Shares;

(iii)   sign and execute, on behalf of the undersigned, any written resolutions of the shareholders of the Company, or any class thereof, in respect of the Shares in lieu of a Shareholders Meeting, and all consents, proxies and other instruments with respect to the Shares, and take any other actions that may be exercised by the shareholders of the Company;

(iv)   receive, on behalf of and in place of the undersigned, from the Company or any other party, any information or notices pertaining to the aforementioned actions, required to be delivered to the undersigned or to which the undersigned is entitled, including notices of any Shareholders Meeting (including any adjournment or postponement thereof), with no obligation on the Attorney to forward such information or notices to the undersigned.

The undersigned hereby undertakes to cooperate with the Attorney, and to sign, if so requested by the Attorney, any additional document and/or instrument which the Attorney might, from time to time, consider necessary or desirable in order to perform this Power of Attorney and Proxy.

As long as this Power of Attorney and Proxy is in effect, any and all voting rights the undersigned may have with respect to the Shares shall be exercised exclusively by the Attorney. The undersigned hereby revokes any powers of attorney and proxies heretofore granted to any person with respect to the Shares.

The undersigned agrees that:

(i)   he/she shall not purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Power of Attorney and Proxy), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any Shares with respect to any of the matters set forth herein;

(ii) in addition to all other legal or equitable remedies available, injunctive relief and specific performance may be utilized in the event of the breach or threatened breach of this Power of Attorney and Proxy; and

(iii) if any provision of this Power of Attorney and Proxy shall be held to be invalid under applicable law, such provision shall be effective only to the extent of such invalidity and without affecting the validity of the remainder of such provision or the other provisions in this Power of Attorney and Proxy.

The Attorney is authorized by the undersigned to take any action permitted above (or omit to take any such action) as he/she deems necessary, advisable or desirable at his/her sole and absolute discretion provided that such action (or omission) is not detrimental to the financial and/or economic interest of the undersigned. The authority of the Attorney shall not be limited where the Attorney himself/herself may have any interest in any action taken. The undersigned hereby releases the Attorney and his/her agents from any liability in respect of any action and omission in connection with, or pursuant to, this Power of Attorney and Proxy. The undersigned agrees not to assert any claims or demands against the Attorney for any actions, decisions or omissions made in the exercise of such authority.

This Power of Attorney and Proxy shall be governed by and construed according to the laws of Hong Kong Special Administrative Region of the People's Republic of China ("**Hong Kong**"), excluding its conflict of law provisions. Any dispute arising out of or in relation to this Power of Attorney and Proxy is hereby submitted to the sole and exclusive jurisdiction of the competent court in Hong Kong.

[*Signature page follows*]

IN WITNESS WHEREOF, the undersigned has executed this POWER OF ATTORNEY AND PROXY as of the date written below.


Prospera Investment Holding Limited


/s/ Prudence Directors Limited

Date: September 22, 2025


[*Signature Page to the Power of Attorney and Proxy*]
